Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

December 1, 2010

iPath

iPath Exchange Traded Notes

iPath® US Treasury Long Bond Bear ETN

iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption[1], based on the performance of the index less investor fees. The iPath® US Treasury Long Bond Bear ETN is inversely linked to the performance of the Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™ (the "Index"). The index employs a strategy that seeks to capture returns that are potentially available from weighted "long" position in relation to U.S. Treasury bond futures contracts.

NOTE DETAILS

Ticker	DLBS
Intraday Indicative Value Ticker	DLBS.IV
Bloomberg Index Ticker	BXIITEUS
CUSIP	06740L444
Primary Exchange	NYSE Arca
Investor Fee*	0.75%[2]
Index Multiplier**	–$0.10
Inception Date	08/09/2010
Maturity Date	08/13/2020
Index	Barclays Capital Long Bond US Treasury Futures Targeted Exposure Index™

* The investor fee on the inception date of the ETNs will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee will equal the Yearly Fee (0.75%) times the closing indicative note value of the ETNs on the immediately preceding calendar day, divided by 365.

** The effect of the index multiplier is to adjust and invert the rate at which the value of the ETNs changes in response to changes in the underlying Index level. The index multiplier is set at a negative value in order for the ETNs to generate a positive return in response to a decrease in the Index level and to generate a negative return in response to an increase in the Index level, as applicable. As a result of the index multiplier, and before taking into account the investor fee and other costs, each ETN will record a $0.10 gain or loss for every 1.00 point decrease or increase, respectively, in the level of the Index.

ISSUER DETAILS

Barclay's Bank PLC long-term, unsecured obligations*

S&P Rating	AA-
Moody's Rating	Aa3

The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. The iPath ETNs rely on the rating of their issuer, Barclays Bank PLC.

* We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs.

INDEX COMPOSITION*



Long Positions	
CBOT 30YR UST December 2010	100%

* The weighting specified for each Treasury futures contract underlying the Index is expressed in terms of the relative percentage exposure of an investment in the ETNs to the performance of the particular Treasury futures contract, before taking into account the investor fee and other costs.

Source: Barclays Capital as of 09/30/2010.

CLOSING INDICATIVE NOTE VALUE CALCULATION*

Yesterday's ETN Value	**Published end-of-day to data providers such as Bloomberg**
plus	
1. Index Peformance	Daily change in level of the underlying index
times	
2. Index Multiplier	Fixed multiplier of –$0.10 converts and inverts index performance into changes in the ETN value
plus	
3. Daily Interest	Interest accrues in the favor of the investor based on a T-bills rate
minus	
4. Daily fee	An annual fee of $0.75 p.a. accrues on a daily basis[2]
equals	
Today's ETN Value	**Reference value for ETN creates/redeems that day**

*Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors.

TOTAL RETURNS

(as of 09/30/2010)

	QUARTER RETURN %	6-MONTH RETURN %	1-YEAR RETURN %	SINCE NOTE INCEPTION %
iPath® US Treasury Long Bond Bear ETN	N/A	N/A	N/A	–8.76%

The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iPathETN.com.

[1] In order to exercise the right to early redemption, investors must redeem at least 50,000 units of the iPath® US Treasury Long Bond Bear ETN directly to the issuer, Barclays Bank PLC, on the relevant specified early redemption date, subject to the procedures described in the relevant prospectus.

[2] In addition, on each "roll day" for the relevant Treasury futures contracts underlying the Index, $0.005 will be charged and deducted from the closing indicative note value of each ETN. See the applicable prospectus for more details.

iPath Exchange Traded Notes iPath® US Treasury Long Bond Bear ETN iPath Exchange Traded Notes (ETNs) are senior, unsubordinated, unsecured debt securities issued by Barclays Bank PLC delivering exposure to the returns of a market or strategy with the trading flexibility of a listed security. Investors can trade on an exchange at market price or receive a cash payment at the scheduled maturity date or through early redemption¹, based on the performance of the index less investor fees. The iPath® US Treasury Long Bond Bear ETN is inversely linked to the performance of the Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM (the “Index”). The index employs a strategy that seeks to capture returns that are potentially available from weighted “long” position in relation to U.S. Treasury bond futures contracts. NOTE DETAILS Ticker DLBS Intraday Indicative Value Ticker DLBS.IV Bloomberg Index Ticker BXIITEUS CUSIP 06740L444 Primary Exchange NYSE Arca Investor Fee* 0.75%2 Index Multiplier** –$0.10 Inception Date 08/09/2010 Maturity Date 08/13/2020 Index Barclays Capital Long Bond US Treasury Futures Targeted Exposure IndexTM INDEX COMPOSITION*CBOT 30YR UST 100%December 2010 Long Positions * The weighting specified for each Treasury futures contract underlying the Index is expressed in terms of the relative percentage exposure of an investment in the ETNs to the performance of the particular Treasury futures contract, before taking into account the investor fee and other costs. Source: Barclays Capital as of 09/30/2010. * The investor fee on the inception date of the ETNs will equal zero. On each subsequent calendar day until maturity or early redemption of the ETNs, the investor fee will equal the Yearly Fee (0.75%) times the closing indicative note value of the ETNs on the immediately preceding calendar day, divided by 365. CLOSING INDICATIVE NOTE VALUE CALCULATION* Published end-of-day to data providers such as Bloomberg Daily change in level of the underlying index Fixed multiplier of –$0.10 converts and inverts index performance into changes in the ETN value Interest accrues in the favor of the investor based on a T-bills rate An annual fee of $0.75 p.a. accrues on a daily basis2 Reference value for ETN creates/redeems that day Yesterday’s ETN Value plus 1. Index Peformance times 2. Index Multiplier plus 3. Daily Interest minus 4. Daily fee equals Today’s ETN Value The effect of the index multiplier is to adjust and invert the rate at which the value of the ETNs changes in response to changes in the underlying Index level. The index multiplier is set at a negative value in order for the ETNs to generate a positive return in response to a decrease in the Index level and to generate a negative return in response to an increase in the Index level, as applicable. As a result of the index multiplier, and before taking into account the investor fee and other costs, each ETN will record a $0.10 gain or loss for every 1.00 point decrease or increase, respectively, in the level of the Index. ** ISSUER DETAILS Barclay’s Bank PLC long-term, unsecured obligations* S&P Rating AA- Moody’s Rating Aa3 The iPath ETNs are not rated, but are backed by the credit of Barclays Bank PLC. rrThe iPath ETNs rely on the rating of their issuer, Barclays Bank PLC. * We have not obtained a rating from any rating organization with respect to the iPath ETNs. A security rating is not a recommendation to buy, sell or hold securities, and each rating should be evaluated independently of any other rating. A security rating is subject to revision or withdrawal at any time by the assigning rating organization, and there is no assurance that any security rating will remain in effect for any given period of time or that it will not be lowered, suspended or withdrawn entirely by the applicable rating agency. Any such lowering, suspension or withdrawal of any rating may have an adverse effect on the market price or marketability of the iPath ETNs. * Investors should refer to the relevant prospectus for further details on how the ETN value is calculated, as well as for other important details and risk factors. TOTAL RETURNS QUARTER RETURN % 6-MONTH RETURN % 1-YEAR RETURN % SINCE NOTE INCEPTION % iPath® US Treasury Long Bond Bear ETN N/A N/A N/A –8.76% (as of 09/30/2010) The performance quoted represents past performance and does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investment, when sold or redeemed may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.iPathETN.com. 1 In order to exercise the right to early redemption, investors must redeem at least 50,000 units of the iPath® US Treasury Long Bond Bear ETN directly to the issuer, Barclays Bank PLC, on the relevant specified early redemption date, subject to the procedures described in the relevant prospectus. 2 In addition, on each “roll day” for the relevant Treasury futures contracts underlying the Index, $0.005 will be charged and deducted from the closing indicative note value of each ETN. See the applicable prospectus for more details.